Filed by Cardiac Science, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: CSQ Holding Company
Registration No. 333-124514

This filing relates to a proposed business combination between Cardiac Science, Inc. (“Cardiac Science”) and Quinton Cardiology Systems, Inc. (“Quinton”), pursuant to the terms of an Agreement and Plan of Merger, dated as of February 28, 2005 (the “Merger Agreement”), by and among Cardiac Science, Quinton, CSQ Holding Company (“Newco”), Rhythm Acquisition Corporation and Heart Acquisition Corporation.

Where to Find Additional Information about the Merger

Under the terms of the Merger Agreement, the parties have formed Newco, and two wholly-owned acquisition subsidiaries of Newco that will merge with and into Quinton and Cardiac Science, respectively. As part of the proposed transaction, Quinton will also merge into Newco. Newco has filed a registration statement on Form S-4 containing a preliminary joint proxy statement/prospectus in connection with the proposed merger transaction.  Investors and security holders are urged to read the definitive joint proxy statement/prospectus carefully when it becomes available because it will set forth important information about the proposed transaction.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Cardiac Science by contacting Cardiac Science Investor Relations at (949)-474-4300.  Investors and security holders may obtain free copies of the documents filed with the Securities and Exchange Commission by Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Quinton and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Quinton in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding these directors and executive officers is also included in Quinton's Annual Report on Form 10-K/A for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about April 22, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Quinton by contacting Quinton Investor Relations at (425) 402-2009.

Cardiac Science and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Cardiac Science in connection with the proposed merger transaction.  Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus of Cardiac Science and Quinton described above.  Additional information regarding the directors and executive officers of Cardiac Science is also included in Cardiac Science’s Annual Report on Form 10-K for the year ended December 31, 2004, which was filed with the Securities and Exchange Commission on or about March 16, 2005.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from Cardiac Science by contacting Cardiac Science Investor Relations at (949) 474-4300.

This filing contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time the company, or its representatives, have made or may make forward looking statements orally or in writing. The words “estimate,” “potential,” “intended,” “expect,” “anticipate,” “believe,” and similar expressions or words are intended to identify forward looking statements. Such forward-looking statements include, but are not limited to the achievement of future revenue growth based on the expanded agreement with GE Healthcare and the timing of the pending merger with Quinton. Cardiac Science has based these forward-looking statements on current expectations, assumptions, estimates and projections. While Cardiac Science believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. Cardiac Science cautions that these statements are subject to substantial risks and uncertainties and are qualified by important factors that could cause actual results to differ materially from those reflected by the forward-looking statements and should not be relied upon by investors when making an investment decision. Information on these and other factors is detailed in Cardiac Science’s Form 10-K for the year ended December 31, 2004, subsequent quarterly filings, and other documents filed by Cardiac Science with the Securities and Exchange Commission. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Cardiac Science does not undertake any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments.

GE to distribute Cardiac Science defibrillators
Exclusive deal estimated to be worth up to $30 million.

By BERNARD J. WOLFSON
The Orange County Register

Cardiac Science Inc. said Monday that the health-care division of General Electric Co. will become the exclusive distributor of its automatic heart defibrillators to hospitals in the United States and Canada - a deal that should help boost the Irvine-based company's revenue as it prepares to merge with Quinton Cardiology Systems Inc. of Bothell, Wash.

The deal builds on a previous agreement, in which Cardiac Science makes defibrillators under the GE brand name for sale abroad.

Defibrillators, which are used in schools, government buildings and other public places - including Disneyland - deliver electric shocks to revive victims of cardiac arrest.

Raymond Cohen, the chief executive of Cardiac Science, spoke with the Register on Monday about the GE deal and the impending merger with Quinton.

Q: How big is this new deal for you? Put a number on it.

A: Previously we had discussed the value of this GE relationship being something like $20 (million)-$30 million to the company over the life of the multiyear agreement. ... Suffice it to say that having the largest medical company in our business marketing these products exclusively in their primary markets, which is the hospitals, certainly is going to add value to Cardiac Science.

Q: What impact does this deal have on your planned merger with Quinton Cardiology?

A: I think it's a very positive move because it helps to let our shareholders know that GE has in fact consented to assign the agreement to the new entity. That was a big concern that was in the market. The second piece is that this will contribute revenue to the new company post- merger, and in the short term, it means we won't have to be putting a separate sales force in place to sell these products directly into these hospitals.

Q: How much of your overall business will GE represent?

A: Maybe it's going to count for 5 to 10 percent. It's not as if this is going to be 30 or 40 percent of our business. Also, the combined entity is expected to have revenue approaching $200 million a year.

Q: Which is about three times your current sales?

A: Exactly right.

Q: So where do things stand with the merger?

A: Currently, we are waiting for the SEC to deem our merger proxy filing "effective." As soon as we get the green light from the SEC, which is anticipated in early July, we will go to the shareholders for the vote. There's typically a four- to five-week process to collect those proxies.

Q: So you expect the deal to close in early August?

A: That's what we're hoping.

Q: My understanding is the new headquarters will be in Washington. Where are you going to be?

A: I will be chairman of the board of the combined entities, and I will maintain my residence in Orange County, because I love O.C., man. We will maintain a reasonable presence here. We have all of our research and development for our defibrillator line in Lake Forest, and sales and marketing will continue to be here.

Q: Cardiac Science is still losing money, as it has for the past several years. Why?

A: In order to achieve break-even we need a certain amount of quarterly revenue to get there. At the end of the day, we feel the company can get to profitability sooner by doing this merger than it would as a standalone company.

Q: Namely, instantaneously?

A: That's what's being anticipated, yes.